                                     [LOGO]

                               December 18, 2000

Dear Stockholder:

    I am pleased to inform you that Lindberg Corporation has entered into a merger agreement with Bodycote International plc ("Bodycote"), pursuant to which an indirect wholly owned subsidiary of Bodycote has commenced a tender offer to purchase all of the outstanding shares of Lindberg's common stock for $18.125 per share in cash. The tender offer is conditioned upon, among other things, a majority of Lindberg's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Lindberg common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND A VOTING AGREEMENT BETWEEN BODYCOTE AND CERTAIN STOCKHOLDERS, DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE BODYCOTE OFFER AND THE MERGER, ARE ADVISABLE AND IN THE BEST INTERESTS OF LINDBERG'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT LINDBERG'S STOCKHOLDERS ACCEPT THE BODYCOTE OFFER AND TENDER THEIR SHARES OF LINDBERG COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Credit Suisse First Boston Corporation ("CSFB"), that, as of the date of the opinion, and based upon and subject to the matters set forth therein, the consideration to be received by the holders of Lindberg common stock in the offer and the merger is fair to Lindberg's stockholders, other than Bodycote and its affiliates, from a financial point of view. A copy of CSFB's written opinion, which sets forth the assumptions made, procedures followed and matters considered by CSFB in rendering its opinion, can be found in Exhibit (a)(4) to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Bodycote Offer to Purchase, dated December 18, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          [SIG]

                                          Leo G. Thompson
                                          President and
                                            Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              LINDBERG CORPORATION

                           (Name of Subject Company)

                              LINDBERG CORPORATION
                       (Name of Person Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)

                                  5351 71 102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                LEO G. THOMPSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              LINDBERG CORPORATION
                        6133 NORTH RIVER ROAD, SUITE 700
                            ROSEMONT, ILLINOIS 60018
                                 (847) 823-2021

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                              JOHN H. BITNER, ESQ.
                             BELL, BOYD & LLOYD LLC
                     THREE FIRST NATIONAL PLAZA, SUITE 3300
                          CHICAGO, ILLINOIS 60602-4207
                                 (312) 807-4306

                            ------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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
ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is Lindberg Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6133 North River Road, Suite 700, Rosemont, Illinois 60018. The telephone number of the Company at its principal executive offices is
(847) 823-2021.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock") together with the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 21, 1996, and amended on December 13, 2000 (the "Rights Agreement"), by and between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). As of December 12, 2000, there were 5,661,661 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by Bodycote Investments VI, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bodycote International plc, a public limited company organized under the laws of England ("Bodycote"), to purchase all of the outstanding shares of Common Stock and the associated Rights (shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $18.125 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on December 18, 2000.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 13, 2000, by and among Bodycote, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly owned subsidiary of Bodycote. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Bodycote or any of its subsidiaries, Shares held by the Company as treasury stock, and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is summarized in
Section 12 of the Offer to Purchase.

    The Schedule TO states that the principal executive offices of Bodycote and the Purchaser are located at Hulley Road, Macclesfield, Cheshire, SK10 2SG England.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the

Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, Bodycote or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT

    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 14, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement, and filed as an exhibit to the Schedule TO are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    THE TENDER AGREEMENT

    In connection with the execution of the Merger Agreement, Bodycote, the Purchaser and certain stockholders of the Company (including Mr. George H. Bodeen, Chairman of the Board of the Company, Mr. Leo G. Thompson, President and Chief Executive Officer of the Company, and Mr. Stephen S. Penley, Chief Financial Officer of the Company) who own in the aggregate approximately 18% of the outstanding Shares, entered into a Tender and Voting Agreement, dated as of December 13, 2000 (the "Tender Agreement"). The summary of the Tender Agreement contained in Section 12 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, and filed as an exhibit to the Schedule TO is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    THE CONFIDENTIALITY AGREEMENT

    Bodycote executed a confidentiality agreement, dated October 5, 2000 (the "Confidentiality Agreement"), which provides that Bodycote will use certain information concerning the Company solely for the purpose of considering a possible negotiated transaction between Bodycote and the Company and that Bodycote will keep such material confidential. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

   EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS

      BOARD REPRESENTATION.  The Merger Agreement provides that:

    - Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly upon the purchase of any Shares by the Purchaser or any of its affiliates pursuant to the Offer, Bodycote will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board" or "Board of Directors") as will give the Purchaser representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Bodycote or its affiliates, including pursuant to the Tender Agreement, bears to the number of Shares outstanding.

    - At the request of Bodycote, the Company will promptly increase the size of the Board or secure the resignations of such number of directors, or both, as is necessary to enable the Bodycote designees to be elected to the Board and will cause the Bodycote designees to be so elected.

    - At the request of Bodycote, the Company will also cause each committee of the Board to include persons designated by Bodycote constituting at least the same percentage (rounded up to the next whole number) of each such committee as Bodycote's designees are of the Board.

    - Until the Effective Time, the Board will have at least two directors who were directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates of Bodycote (one or more of such directors, the "Independent Directors"); provided, further, that if no Independent Director remains, the other directors will designate two persons to fill the vacancies neither of whom shall be an officer of the Company or a designee, stockholder, affiliate or associate of Bodycote, and such persons will be deemed to be an Independent Directors.

    - Prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) extend or waive the time for performance of Bodycote's or the Purchaser's obligations under the Merger Agreement, or (iii) waive any of the Company's rights or remedies under the Merger Agreement.

    OPTIONS. The Merger Agreement provides that at the Effective Time, each holder of outstanding and unexercised options to purchase shares of Common Stock (each, a "Company Option"), whether or not exercisable or vested, will have the right to receive, in full satisfaction of each Company Option, cash in an amount equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per Share and (B) the number of shares of Common Stock subject to such Company Option.

    The following table sets forth, with respect to each of the executive officers and directors of the Company, (i) the number of shares of Common Stock subject to Company Options held by such person and the vesting status as of December 12, 2000, (ii) the weighted average exercise price of the Company Options held by such person, and (iii) the aggregate value of such Company Options based upon the $18.125 per Share Offer Price.

                                                                            WEIGHTED
                                                    VESTED     UNVESTED      AVERAGE     AGGREGATE
                                                    OPTION      OPTION      EXERCISE      VALUE OF
NAME                                               SHARES(#)   SHARES(#)   PRICE/SHARE    OPTIONS
----                                               ---------   ---------   -----------   ----------
G. H. Bodeen.....................................    16,500          0       $ 7.909     $  168,563
Dr. R. F. Decker.................................    13,500          0         8.111        135,188
R. A. Jean.......................................     5,000      2,500        12.625         41,250
P. J. McCarren...................................    12,400     10,000         9.565        191,738
M. W. Nelson.....................................    47,250     16,250         8.321        622,563
S. S. Penley.....................................    38,000     26,000         9.801        532,750
W. R. Reum.......................................     3,000      6,000        11.250         61,875
J. T. Schanck....................................    16,500          0         7.909        168,563
L. G. Thompson...................................   106,250     56,250         9.582      1,388,188

    INTERESTS OF CERTAIN PERSONS. Certain members of the Company's management and the Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders and option holders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, the Tender Agreement and the transactions contemplated thereby.

    CHANGE OF CONTROL AGREEMENTS. Messrs. Thompson and Penley are each a party to an Employment Agreement (the "Employment Agreements") with the Company. Under the Employment Agreements, benefits will become payable if, within 36 calendar months in the case of Mr. Thompson, and 30 calendar months in the case of Mr. Penley, following a "Change of Control," the executive's employment terminates and the termination was by the Company without cause or Disability (as defined in the Employment Agreements), or by the executive for "good reason" (which includes assignment to the executive of any duties inconsistent with such executive's position, authority or responsibilities or actions that result in a diminution in such position, authority, duties or responsibilities, relocation, failure of the Company to provide compensation and benefits in accordance with the Employment Agreements or other changes and any termination by the executive for any reason during the 30-day period immediately following the first anniversary of the Acceptance Date (as defined in the Merger Agreement)). A "Change of Control" for purposes of the Employment Agreements will occur on the Acceptance Date.

    The principal benefits to be provided to the executives under the Employment Agreements are a lump sum payment equal to three times in the case of Mr. Thompson, and two and a half times in the case of Mr. Penley, annual base salary and annual bonus, a pro rata annual bonus for the year of termination, and certain other benefits, including 36 months in the case of Mr. Thompson and 30 months in the case of Mr. Penley of welfare benefit continuation. In addition, the Employment Agreements provide that if the executive would be subject to any excise tax under the Internal Revenue Code of 1986, as amended, on excess parachute payments, the Company shall provide the executive with a tax reimbursement payment to make the executive whole on an after-tax basis for such excise tax. Assuming that the Acceptance Date occurs on January 17, 2001, the severance benefits (including any lump sum payment payable and any pro rata bonus, but excluding the value attributable to welfare benefit continuation and other benefits and without taking into account the amount, if any, of any tax reimbursement payment) that would be payable to Mr. Thompson and Mr. Penley if their employment were terminated in accordance with the terms of their respective Employment Agreements would be approximately $1,665,000 and $624,375, respectively. Messrs. Thompson and Penley have agreed to amendments to their Employment Agreements providing that they will not compete with the Company for three years in the event that they receive termination payments under their Employment Agreements.

    In September 2000, the Board of Directors approved amendments to the Supplemental Pension Plan described under "Pension and Retirement Plans" in Annex B relating to a Change of Control. Under the amendments, each of Messrs. Thompson, Penley and Michael W. Nelson will receive a lump sum pay out 30 days following a Change of Control (which will occur on the Acceptance Date) which is approximately $110,000, $191,000 and $122,000, respectively, greater than he would have received absent a Change of Control and a lump sum pay out on the Acceptance Date. The Board also then approved severance agreements for several executives, pursuant to which Mr. Nelson would receive one year's salary ($172,000) and medical benefits if his employment is terminated by the Company within one year after a Change of Control.

    EMPLOYEE BENEFITS. Bodycote agrees to cause the Company to honor, and from and after the Effective Time, agrees to cause the Surviving Corporation to honor, all employee benefit plans of the Company in accordance with their terms as in effect immediately before the date of the Merger Agreement,

    - subject to any amendment or termination thereof that may be permitted by their terms, and

    - provided that the Surviving Corporation may amend or replace the Company's existing employee benefit plans so that, through December 31, 2001, current and former employees of the Company and its subsidiaries will receive compensation and benefits that are substantially comparable in the aggregate to those provided to Company employees immediately prior to the Expiration Date.

This provision is not intended to prevent the termination of employment of any Company employee or the amendment or termination of any particular employee benefit plan of the Company.

    For purposes of eligibility and vesting and levels of benefits under the employee benefits plans of Bodycote and its affiliates providing benefits to any Company employees after the date of the Merger Agreement, each Company employee shall be credited with his or her years of service with the Company prior to the Effective Time for purposes of eligibility and vesting. In addition, for purposes of each such new plan providing medical, dental, pharmaceutical and/or vision benefits to any Company employee, all pre-existing condition exclusions and actively-at-work requirements of such new plans will be waived and any eligible expenses will be counted for purposes of the employee's participation in such new plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION; INSURANCE. The Merger Agreement provides that the indemnification provisions of the Company's Certificate of Incorporation and By-Laws as in effect at the Expiration Date will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights under such documents of individuals who at the Effective Time were directors, officers, employees or agents of the Company. From and after the Expiration Date, the Company (and, after the Effective Date, the Surviving Corporation) will honor all of the covenants contained in this provision of the Merger Agreement, without limit as to time.

    For a period of six years after the Expiration Date, the Company (regardless of whether the Merger becomes effective) and, for a period of six years after the Effective Time, the Surviving Corporation, will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "Indemnified Party") against any costs or expenses (including advancing reasonable attorneys' fees and other fees and expenses provided that the Indemnified Party undertakes to repay such expenses in certain circumstances), judgments, fines, penalties, certain excise taxes, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, arising out of, relating to or in connection with:

    - any action or omission occurring or alleged to have occurred prior to the Effective Time, or

    - the Merger or the other transactions contemplated by the Merger Agreement,

in each case to the fullest extent that the Company would have been permitted under the DGCL, as the same exists on the date of the Merger Agreement or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment provides broader indemnification and liability limitation rights than permitted prior to the amendment) and under the Company's Certificate of Incorporation and By-Laws in effect on the date of the Merger Agreement.

The Company and the Surviving Corporation agree to cooperate in the defense of any such matter but neither party will be liable for any settlement effected without its written consent (which will not be unreasonably withheld).

    For a period of six years after the Effective Time, the Surviving Corporation will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that the Surviving Corporation may substitute policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties, and which coverages and amounts shall be no less than the coverages and amounts provided at that time for Bodycote's and/or the Surviving Corporation's directors and officers); provided that

    - the Surviving Corporation will not be required to expend in any year an amount in excess of 250% of the annual aggregate premiums currently paid by the Company for such insurance with respect to matters arising on or before the Effective Time; and

    - if the annual premiums of such insurance coverage exceed the amount referred to in the immediately preceding bullet point, the Surviving Corporation will be obligated to obtain a policy with the best coverage available, in the reasonable judgment of its board of directors, for a cost not exceeding such amount.

    The Surviving Corporation will pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this provision of the Merger Agreement but none of the parties will be obliged to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action, except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action.

    The rights of each Indemnified Party under this provision of the Merger Agreement are in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Certificate of Incorporation or By-Laws of the Company, any other indemnification or liability limitation arrangement, the DGCL or otherwise.

    Bodycote agreed to cause its United States holding company subsidiary to agree to fulfill any unsatisfied obligations of the Company and the Surviving Corporation under this provision.

    Proper provision will be made so that the successors, assigns and transferees of Bodycote's United States holding company subsidiary, the Company or the Surviving Corporation assume the obligations set forth in this provision of the Merger Agreement if any of them or any of their successors, assigns or transferees:

    - consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or

    - transfers all or a substantial portion of its properties and assets to any person.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD.

    The Board, at a meeting held on December 13, 2000, unanimously adopted resolutions (i) approving the Tender Agreement and the transactions contemplated thereby and approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) declaring that it is in the best interests of the Company's stockholders that the Company enter into the Merger Agreement and consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommending that the Company's stockholders accept the Offer, tender their shares pursuant to the Offer and adopt the Merger Agreement (if required by applicable law),
(iv) approving the acquisition of the Shares by the Purchaser pursuant to the Offer and the Tender Agreement and the other transactions contemplated by the Merger Agreement and the Tender Agreement, (v) exempting the Merger Agreement, the Tender Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL and Article Eleventh of the Company's Certificate of Incorporation, and (vi) amending the Rights Agreement to exempt the transactions contemplated by the Merger Agreement and the Tender Agreement from the Rights Agreement.

    (b) (i) BACKGROUND.

    During 1999 and 2000, the Board of Directors and others were concerned that prevailing market prices for the Shares did not reflect intrinsic values. The Board considered several alternatives to correct the disparity. During this period, several companies, including Bodycote, approached Lindberg's management about the possibility of a business combination. In addition, Mr. Ira Sochet, who had accumulated close to 15% of the Shares over several years, frequently had expressed his view to the Company's management and Board of Directors that the Company should consider various transactions, including repurchases of Shares and "going private" transactions. In May 2000, Mr. Sochet proposed his making an offer for all Shares not owned by him at $9.00 per Share, subject to several conditions. The Company rejected this proposal, stating that the Company was not then for sale. In November 2000, Mr. Sochet proposed a "going private" transaction in which he and other principal stockholders of the Company would purchase the balance of the Shares for $9.50 per Share.

    (ii) COMPANY PROCESS.

    In September 2000, the Company retained Donaldson, Lufkin & Jenrette Securities Corporation (now Credit Suisse First Boston Corporation; "CSFB") as its financial advisor to assist the Company in exploring alternatives for enhancing stockholder value, including a possible sale. Shortly thereafter, at the Company's direction, CSFB began conducting a process to explore a potential sale of the Company as a part of its engagement. Upon completion of a confidential information memorandum, CSFB began contacting potential strategic and financial buyers. Eighteen potential buyers were contacted, including 13 strategic and five financial buyers. Seven of the parties contacted signed a confidentiality/standstill agreement and received a confidential information memorandum. These parties were asked to submit a written, non-binding indication of interest by October 16, 2000. After reviewing the initial indications, the Board of Directors authorized senior management and CSFB to continue discussions and to conduct management presentations and additional due diligence with three of these parties. Each of these three parties submitted final proposals, including marked-up definitive agreements, on November 30, 2000. On December 1, 2000, the Board of Directors met to review the proposals and authorized CSFB to have further discussions with the bidders. CSFB talked with the bidders and requested best and final bids. All bidders resubmitted proposals and indicated that such proposals were their best and final financial proposals. After discussions between the Company and Bodycote representatives, Bodycote agreed to increase its proposal to $18.125 per Share in cash, subject to negotiation of a definitive agreement.

    On December 5, 2000, the Board of Directors met to review final proposals, including details of contractual terms. The Board of Directors concluded that Bodycote's proposal was the strongest of the proposals received from a financial point of view and authorized management and CSFB to continue discussions with Bodycote and to negotiate the terms of a possible transaction. On December 13, 2000, the Board of Directors met to consider the proposed transactions and unanimously determined to enter into the Merger Agreement with Bodycote.

   (iii) CONTACTS WITH BODYCOTE.

    From time to time for several years, Bodycote approached the Company about the possibility of a strategic combination, alliance or joint venture. Nothing had come of those discussions.

    In September 1999, at a meeting requested by John Chesworth, Bodycote's Chief Executive Officer, Mr. Chesworth and Martyn Wilton, Bodycote's Director of its US Heat Treatment and HIP operations, indicated to Leo Thompson, the Company's Chief Executive Officer, that Bodycote was very interested in acquiring the Company. Mr. Thompson informed Messrs. Chesworth and Wilton that, while the Company was not currently for sale, he would relay Bodycote's interest to the Board.

    In late January 2000, Mr. Chesworth, in a letter to Mr. Thompson, again indicated Bodycote's interest in acquiring the Company. Also in late January 2000, Mr. Thompson reported to Mr. Chesworth that the Board had reviewed the letter and determined not to pursue a sale of the Company at that time.

    During April and June 2000, Mr. Wilton contacted Mr. Thompson to reiterate Bodycote's interest in an acquisition of the Company. Mr. Thompson responded that the Company was not interested in pursuing such a transaction at that time.

    On August 17, 2000, Mr. Chesworth met with Mr. Thompson to discuss a potential transaction. Mr. Chesworth indicated that Bodycote would be interested in pursuing an acquisition of the Company at a price in the range of $12--$13 per Share. Mr. Thompson informed Mr. Chesworth that, while the Company was not for sale at that time, he would discuss the possibility of a transaction with the Company's Board.

    On September 6, 2000, in a conversation between Mr. Thompson and
Mr. Chesworth, Mr. Thompson informed Mr. Chesworth that the Board had determined to institute a process whereby alternatives would be considered, including exploring proposals for the acquisition of the Company, and that Donaldson, Lufkin & Jenrette (now CSFB) had been engaged as its financial advisor. On September 11, 2000, a representative of Dresdner Kleinwort Benson ("DrKB") contacted CSFB to discuss the procedure for the process. On October 5, 2000, Bodycote and the Company entered into the Confidentiality Agreement and CSFB delivered to Bodycote an invitation to submit such proposal to acquire the Company and a confidential offering memorandum containing information about the Company.

    On October 16, 2000, Bodycote submitted to CSFB a preliminary proposal to acquire the Company for between $15.00 and $18.00 per Share, subject to the results of its due diligence and negotiation of a definitive agreement. On October 20, 2000, representatives of CSFB informed representatives of DrKB that the Board had invited Bodycote to continue in the process based on this preliminary indication and that Bodycote would be invited to conduct due diligence in order to prepare to submit a firm proposal.

    During the period between November 6, 2000 and December 12, 2000, Bodycote and its financial, legal, tax and accounting advisors conducted a due diligence review of the Company and its operations and financial condition.

    On November 30, 2000, Bodycote submitted a proposal to acquire the Company at $17.25 per Share, together with a draft merger agreement containing the terms and conditions on which it was willing to pursue a possible transaction. On December 5, 2000, after various discussions among the advisors to Bodycote and the Company, Bodycote agreed to increase its proposed price to $18.125 per Share, subject to negotiation of a definitive agreement.

    Between December 6, 2000 and December 13, 2000, the parties and their legal advisers negotiated the terms of the transaction and the related agreements.

    On December 13, 2000, Bodycote and the Company publicly announced that they had entered into a Merger Agreement and that stockholders of the Company controlling 18% of the outstanding Shares had entered into the Tender Agreement. The Offer was formally commenced on the date of the Offer to Purchase.

    (iv) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendation described above in paragraph (a) of this Item 4, the Board of Directors considered a number of factors, including the following:

1. COMPANY FINANCIAL AND OPERATING CONDITION; INDUSTRY AND MARKET CONDITIONS. The Board considered the financial condition, results of operations and business of the Company, on both an historical and prospective basis, current industry, economic and market conditions, historical market prices, price to earnings multiples and recent trading patterns of the Shares, market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and the prices and premiums and other terms in recent acquisition transactions in the industry, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the

    Merger reflects a fair value for the Shares to the Company's stockholders, given the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment.

2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price represents a 103% premium over the $8.9375 closing price of the Shares on Nasdaq on December 13, 2000 (the day on which the Board approved the Merger Agreement) and a 125% premium over the $8.0579 20-day average trading price of the Shares prior to the execution of the Merger Agreement. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration received by the holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

3. STRATEGIC ALTERNATIVES. The Board considered the presentation of the Company's financial advisor and the Board's review with respect to trends in the industry in which the Company's businesses operate and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in such industry and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by CSFB to assist the Board in its evaluation of strategic alternatives, including the fact that confidential information had been provided to seven potentially interested parties and that the Company did not receive any proposal that offered value superior to the Offer or that the Board believed was more likely to be consummated. The Board also considered the complementary nature of the two companies' operations, and the experience, size and financial strength of Bodycote, including Bodycote's ability to finance the Offer and the Merger.

4. CSFB FAIRNESS OPINION. The Board considered presentations from CSFB and the opinion of CSFB, dated December 13, 2000, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Bodycote and its affiliates). A copy of the opinion rendered by CSFB to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by CSFB in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Such opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Offer or how such holder should vote or act with respect to any other matter related to the Offer or the Merger. Stockholders are urged to read this opinion in its entirety. The Board was aware that CSFB becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

5. TIMING OF COMPLETION. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

6. LIMITED CONDITIONS TO CONSUMMATION. Bodycote's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the respective obligations of Bodycote and the Company with respect to the pursuit of such regulatory approvals.

7. ABILITY TO CONSIDER ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party which makes a written acquisition proposal if, among other things, the Board determines in good faith after consultation with its outside legal counsel and financial advisor that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law, and if the Board determines such proposal would, if consummated, taking into account all the terms and conditions of the acquisition proposals and any changes to the Offer proposed by Bodycote at the time of such determination, be more favorable to the Company's stockholders than the terms and conditions of the Offer, and for which financing, if required, has been fully committed. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if, among other things, (i) the Company is not in breach of the "no solicitation" provisions of the Merger Agreement, (ii) the Company gives Bodycote notice in writing that it intends to enter into an agreement for such superior transaction, (iii) Bodycote does not make, within four business days of receipt of such notification, an offer that the Board determines, in good faith and after consultation with its financial advisors, is at least as favorable to the stockholders of the Company, as the superior proposal and (iv) the Company pays Bodycote a termination fee of $4,500,000 plus reimbursement of expenses up to $1,000,000 prior to terminating the Merger Agreement. The Board considered that these provisions of the Merger Agreement could deter third parties who might be interested in exploring an acquisition of the Company. The Board of Directors also considered the contacts that the Company had had with various third parties regarding a potential transaction involving the Company, and the fact that the Company had engaged in a vigorous review of its strategic options. In addition, after considering the views of management and CSFB, the Board concluded that it was unlikely that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

8. POTENTIAL CONFLICTS OF INTEREST. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, directors or affiliates, on the other hand, in the Offer and the Merger (as described under Item 3 "--Effects of the Offer and the Merger under Company Stock Plans and Agreements between the Company and its Executive Officers").

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

    (c) INTENT TO TENDER.

    To the best of the Company's knowledge, each executive officer, director and affiliate of the Company who owns Shares currently intends to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    On September 6, 2000, the Company retained CSFB to assist the Company in exploring alternatives to enhance stockholder value. Pursuant to a letter agreement dated August 28, 2000 and executed by the Company on September 6, 2000 (the "CSFB Agreement"), the Company memorialized such retention of CSFB to act as its exclusive financial advisor in connection with a review of strategic and financial alternatives, including the possible sale of all or a portion of the Company. The Board retained CSFB based upon CSFB's qualifications, experience and expertise. CSFB is an internationally recognized investment banking and advisory firm. CSFB, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, CSFB is a full-service securities firm engaged in securities trading, brokerage and financing activities and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in the securities and options on securities of the Company and Bodycote.

    Pursuant to the terms of the CSFB Agreement, the Company agreed to pay CSFB
(i) a fee of $50,000 per quarter (the "Retainer Fee"), with the first such fee payable upon execution of the CSFB Agreement, subject to a minimum of two quarters, (ii) a fee of $500,000 for delivery of the CSFB Fairness Opinion (the "Opinion Fee") and (iii) a transaction fee of 1.175% of the aggregate consideration paid in connection with the Offer and the Merger (the "Transaction Fee"). The Retainer Fee and the Opinion Fee are to be applied against the Transaction Fee. As defined in the CSFB Agreement, "aggregate consideration" includes amounts paid to holders of the Shares, options, warrants and convertible securities, plus the principal amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the Offer and the Merger. The Company also has agreed to reimburse CSFB for its reasonable out-of-pocket expenses including the fees and disbursements of its counsel and to indemnify CSFB and related persons against certain liabilities related to or arising out of its rendering of services under its engagement as financial advisor, including liabilities under the federal securities laws.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

    CSFB has consented to the reproduction in full of its Fairness Opinion in this Statement. A copy of CSFB's Fairness Opinion is attached as Annex A hereto.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, except for the Tender Agreement, which is summarized under Item 2 under the subcaption "Tender Agreement," and except that the family charitable foundation of which G. H. Bodeen is co-trustee and in which Mr. Bodeen has no pecuniary interest sold 300 Shares in the open market on December 8, 2000 at $8.50 per Share.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) DELAWARE GENERAL CORPORATION LAW.

    BUSINESS COMBINATION LAW. As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger, the Offer and the transactions contemplated under the Merger Agreement.

    MERGER PROVISIONS. Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

    (b) COMPANY'S CERTIFICATE OF INCORPORATION.

    Article Eleventh of the Company's Certificate of Incorporation ("Article Eleventh") provides that the affirmative vote of the holders of at least two-thirds of all securities of the Company then entitled to vote at a meeting of stockholders will be necessary for the authorization of certain business combinations with any person who, as of the record date for the determination of holders entitled to vote, is the beneficial owner, directly or indirectly, of more than 10% of the outstanding securities of the Company then entitled to vote. However, that provision is not applicable to, among other things, any business combination on terms substantially consistent with those set forth in a memorandum of understanding with such person approved by the Board of Directors prior to the time such person shall have become a holder of more than 10% of the outstanding securities of the Company then entitled to vote. The Merger Agreement constitutes a memorandum of understanding under Article Eleventh and, therefore, the provisions of Articles Eleventh are inapplicable to the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby.

    (c) REGULATORY APPROVALS.

    UNITED STATES ANTITRUST COMPLIANCE. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the Offer, the purchase of Shares under the Offer may be consummated after the expiration of a 15-calendar-day waiting period following the filing by the Purchaser of a Notification and Report Form with respect to the Offer, unless the Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. The

Company made such filing on December 15, 2000. The Purchaser has advised the Company that the Purchaser made such filing on December 14, 2000, and such waiting period will expire at 11:59 p.m., New York City time, on December 29, 2000. If, however, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Purchaser concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the waiting period may be extended only by court order or with the consent of the Purchaser. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while the negotiations continue. See Item 3.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Bodycote or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws in certain circumstances. While Bodycote and the Purchaser believe that the Offer and the Merger do not involve a violation of antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of that challenge. See Item 3.

    OTHER FILINGS. The Company conducts operations in Mexico and Bodycote conducts operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

    (d) THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Bodycote, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

    (e) AMENDMENT TO RIGHTS AGREEMENT.

    Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-thousandth of a share of Common Stock at an exercise price of $40 per share, subject to adjustment. On the earlier of
(1) the tenth day following a public announcement, or such earlier date as a majority of the Board becomes aware, that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person") or (2) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire shares of Common Stock at the exercise price of $40 per share, subject to adjustment; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.01 per Right at any time prior to the earlier of
(i) the tenth day following a person has becoming an Acquiring Person or
(ii) November 21, 2006.

    The Company and the Rights Agent amended the Rights Agreement as of December 13, 2000 to provide that (1) none of Bodycote, the Purchaser, or any Affiliate or Associate of either of them will become an Acquiring Person and no Stock Acquisition Date (as defined in the Rights Agreement) will occur by reason of or as a result of the approval, announcement, execution, delivery or performance of the Merger Agreement or the Tender Agreement, or the consummation of the Offer, the Merger or the other transactions or agreements contemplated by the Merger Agreement or the Tender Agreement, (2) no Distribution Date will occur solely by reason of or as a result of the approval, announcement, execution, delivery or performance of the Merger Agreement or the Tender Agreement or the consummation of the Offer, the Merger or the other transactions or agreements contemplated by the Merger Agreement or the Tender Agreement,
(3) no "Flip-In-Event" (as defined in the Rights Agreement) shall not occur solely by reason of or as a result of the approval, announcement, execution, delivery or performance of the Merger Agreement or the Tender Agreement or the consummation of the Offer, the Merger or the other transactions or agreements contemplated by the Merger Agreement or the Tender Agreement, and (4) the Rights will expire immediately prior to the Acceptance Date if they have not expired earlier.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

 EXHIBIT
   NO.                             DESCRIPTION
---------                          -----------
(a)(1)     Letter to the stockholders of the Company, dated December
           18, 2000.*
(a)(2)     Sections 12 and 14 of the Offer to Purchase, dated
           December 18, 2000 (incorporated by reference to Exhibit
           (a)(1) to the Schedule TO of the Purchaser filed on
           December 18, 2000).
(a)(3)     Form of Letter of Transmittal (incorporated by reference to
           Exhibit (a)(2) to the Schedule TO of the Purchaser filed on
           December 18, 2000).
(a)(4)     Opinion of CSFB, dated December 13, 2000 (included as Annex
           A to this Statement).*
(a)(5)     Joint Press Release issued by Bodycote and the Company on
           December 13, 2000 (incorporated by reference to press
           release under cover of Schedule 14D-9C filed by the Company on December 14, 2000).
(e)(1)     Agreement and Plan of Merger, dated as of December 13, 2000, among Bodycote, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the
           Purchaser filed on December 18, 2000).
(e)(2)     Tender and Voting Agreement, dated as of December 13, 2000, among Bodycote, the Purchaser and certain stockholders of
           the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of the Purchaser filed on December 18,
           2000).
(e)(3)     Confidentiality Agreement, dated October 5, 2000, between
           Bodycote and the Company.*
(e)(4)     Rights Agreement, dated November 21, 1996, between the
           Company and Harris Trust and Savings Bank, as Rights Agent
           (incorporated by reference to Exhibit 1 to the Registration
           Statement of the Company on Form 8-A filed on December 6,
           1996).
(e)(5)     Amendment to Rights Agreement, dated December 13, 2000,
           between the Company and Harris Trust and Savings Bank, as
           Rights Agent.*
(e)(6)     Information Statement of the Company, dated December 18,
           2000 (included as Annex B hereto).*

------------------------

*   Included with this Statement.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       LINDBERG CORPORATION

                                                       By:             /s/ LEO G. THOMPSON
                                                            -----------------------------------------
                                                                         Leo G. Thompson
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: December 18, 2000

                                                                         ANNEX A

                                  [LETTERHEAD]

December 13, 2000

Board of Directors
Lindberg Corporation
6133 North River Road
Suite 700
Rosemont, IL 60018

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of Common Stock (as defined below) of Lindberg Corporation (the "Company"), other than Bodycote International plc (the "Acquiror") and its affiliates, from a financial point of view, of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of December 13, 2000 (the "Agreement"), among the Company, Bodycote International plc (the "Acquiror") and Bodycote Investments VI Inc., a wholly-owned subsidiary of the Acquiror (the "Merger Sub"). The Agreement provides, among other things, for (i) the commencement by Merger Sub of an offer to purchase (the "Offer") all outstanding shares of common stock, par value $0.01 per share, ("Common Stock") of the Company at a purchase price of $18.125 per share, net to the seller in cash, (the "Consideration") and (ii) the subsequent merger (the "Merger" and, together with the Offer, the "Transaction") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of the Acquiror and each issued and outstanding share of Common Stock will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Agreement and certain related documents. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company, and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company. In addition, we have reviewed the financial terms of certain other business combinations and other transactions that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any holder of Common Stock as to whether such holder should tender shares pursuant to the Offer or how such holder should vote or act with respect to any other matter relative to the Offer or the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair to such stockholders, other than the Acquiror and its affiliates, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX B

                              LINDBERG CORPORATION
                        6133 NORTH RIVER ROAD, SUITE 700
                            ROSEMONT, ILLINOIS 60018
                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about December 18, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Lindberg Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Bodycote International plc ("Bodycote") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On December 13, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bodycote and Bodycote Investments VI, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bodycote, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"), and the associated common share purchase rights (shares of Common Stock together with any associated rights are referred to in this Information Statement as the "Shares") at a price per Share of $18.125 (the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated December 18, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and
(a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on December 18, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly owned subsidiary of Bodycote. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Bodycote, any of its subsidiaries (including the Purchaser), the Company, and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on December 18, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Bodycote, the Purchaser or the Bodycote Designees (as defined below) has been provided by Bodycote. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 18, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 17, 2001, unless the Purchaser extends it.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on December 12, 2000, there were 5,661,661 outstanding Shares, of which a subsidiary of Bodycote owned 1,000 Shares and Mr. John Hubbard, President of the Purchaser and Bodycote North America, Inc., owned 515 Shares (the "Affiliate Owned Shares").

              RIGHTS TO DESIGNATE DIRECTORS AND BODYCOTE DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser or any of its affiliates pursuant to the Offer, Bodycote will be entitled to designate such number of directors (the "Bodycote Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board or obtain the resignations of such number of directors, or both, as is necessary to enable the Bodycote Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Bodycote Designees to be so elected.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are neither employees of the Company nor designees, stockholders, affiliates or associates of Bodycote.

    The Bodycote Designees will be selected by Bodycote from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Bodycote Designees currently is a director of, or holds any positions with, the Company. Bodycote has advised the Company that, to the best of Bodycote's knowledge, except for the Affiliate Owned Shares, none of the Bodycote Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Bodycote and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Bodycote Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Bodycote. Unless otherwise indicated, each such person is a citizen of the United Kingdom, and the business address of each person listed below is Hulley Road, Macclesfield, Cheshire, SK10 2SG England.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                               AGE           MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             --------   ------------------------------------------------------------
John Chesworth.................     63      Mr. Chesworth has been the Chief Executive Officer and
                                            Managing Director of Bodycote since 1993.

David F. Landless..............     40      Mr. Landless was employed by Courtalds plc (located at 50
                                            George Street, London, W1, England) as the Vice President,
                                            Finance of a subsidiary from 1995 through 1997 and the
                                            Finance Director of a division from 1997 through 1999. He
                                            has been the Finance Director of Bodycote since 1999.

Mike Hallas....................     52      Mr. Hallas was the Managing Director (UK) of Bodycote Heat
                                            Treatments Ltd., a subsidiary of Bodycote, from 1995 through
                                            1996. He has been the Director, European Heat Treatment of
                                            Bodycote Heat Treatments Ltd. since 1996. His business
                                            address is Westgate, Aldridge, Walsall, West Midlands, WS9
                                            8BX England.

Martyn A. Wilton...............     51      Mr. Wilton has been the Director US Heat Treatment and HIP of Bodycote IMT Inc. since 1992. His business address is 155
                                            River Street, Andover, Massachusetts 01810.

Tim Bell.......................     39      Mr. Bell was a Director of Bodycote Heat Treatments Limited
                                            from 1991 through 2000. He has been the Managing Director
                                            Heat Treatments for Germany, Netherlands and Liechtenstein
                                            of Bodycote since 1996. His business address is Buchweisen
                                            6, D-73061, Ebersbach, Germany.

Derek Robson Sleight...........     51      Mr. Sleight was the Joint Managing Director of Bodycote
                                            Materials Testing Group Limited, a subsidiary of Bodycote, from 1994 through 1996. He has been the Director Materials
                                            Testing Division of Bodycote since 1996. His business
                                            address is Lochend Industrial Estate, Newbridge, Midlothian,
                                            EH28 8PL United Kingdom.

John D. Hubbard................     53      Mr. Hubbard has been the President of Bodycote North
                                            America, Inc. since 1976. His business address is 10543
                                            Doric Street, Dallas, Texas 75220. Mr. Hubbard is a citizen of the United States.

     OWNERSHIP OF COMMON STOCK BY THE PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    The following table sets forth information as of December 12, 2000 (unless otherwise indicated), with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as of December 31, 1999 ("Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all Shares held by them, except to the extent such power may be shared with a spouse.

                                                                SHARES OF
                                                               COMMON STOCK
                                                               BENEFICIALLY      PERCENT OF
                                                               OWNED (1)(2)      CLASS (3)
                                                              --------------   --------------
PRINCIPAL STOCKHOLDERS
Ira Sochet (4) .............................................       803,200           14.2
  9350 S. Dixie Highway, Suite 1260
  Miami, Florida 33156

Nancy L. Bodeen (5) ........................................       445,376            7.9
  1180 Whitebridge Hill
  Winnetka, Illinois 60093

The Killen Group, Inc. (6) .................................       300,956            5.3
  1199 Lancaster Avenue
  Berwyn, Pennsylvania 19312

DFA Investment Dimensions Group, Inc. (6) ..................       430,500            7.6
  1299 Ocean Ave., 11th Floor
  Santa Monica, California 90401

DIRECTORS AND EXECUTIVE OFFICERS

G. H. Bodeen (7)............................................       224,659            4.0

Dr. R. F. Decker............................................        18,000              *

R. A. Jean..................................................        19,500              *

P. J. McCarren..............................................        23,600              *

M. W. Nelson................................................        56,576              *

S. S. Penley (8)............................................        68,865            1.2

W. R. Reum..................................................         4,000              *

J. T. Schanck...............................................        17,500              *

L. G. Thompson (9)..........................................       232,500            4.0

All directors and executive officers as a group (9 persons)        665,200           11.2
  (7)(8)(9).................................................

------------------------

*   Less than one percent.

 (1) Unless otherwise indicated, the persons named in the table above have sole voting and investment power over all Shares beneficially owned by them, subject to applicable community property laws. Beneficially owned Shares include Shares subject to options exercisable within 60 days after December 12, 2000.

 (2) Includes Shares subject to options that were exercisable within 60 days of December 12, 2000 as follows: Mr. Bodeen--16,500; Dr. Decker--13,500;
     Mr. Jean--5,000; Mr. McCarren--15,400; Mr. Nelson--53,000;
     Mr. Penley--46,750; Mr. Reum--3,000; Mr. Schanck--16,500; and
     Mr. Thompson--125,000.

 (3) Based on 5,661,661 Shares outstanding as of December 12, 2000, unless otherwise indicated. In computing the percentages shown in the table, Shares subject to options held by a named person that are exercisable within 60 days after December 12, 2000 are treated as outstanding in determining the percentage ownership of that person.

 (4) Based on Amendment No. 9 to Statement on Schedule 13D filed with the SEC on November 29, 2000.

 (5) Includes 393,201 Shares with respect to which N. L. Bodeen has sole voting and sole dispositive power and 52,175 Shares held by a family charitable foundation with respect to which Shares she has shared voting and shared dispositive power in her capacity as co-trustee with her husband, G. H. Bodeen. Excludes 47,634 Shares held by a trust created under the will of L.
     A. Lindberg of which trust N. L. Bodeen is the beneficiary but with respect to which Shares N. L. Bodeen has no voting or dispositive power and disclaims beneficial ownership.

 (6) Based on a report of ownership by NASDAQ, as of September 30, 2000.

 (7) G. H. Bodeen has sole voting and sole dispositive power over 97,250 Shares, which includes 75,750 Shares he owns directly, 16,500 Shares subject to currently exercisable options, and 5,000 Shares held by his personal retirement trust of which he is co-trustee and co-beneficiary. In addition, Mr. Bodeen has shared voting and sole dispositive power as to 75,234 Shares in his capacity as co-trustee of trusts created under the will of L. A. Lindberg, and Mr. Bodeen also has shared voting and shared dispositive power with respect to 52,175 Shares in his capacity as co-trustee with his wife, N. L. Bodeen, of a family charitable foundation.

 (8) S. S. Penley has shared voting and dispositive power over 22,115 Shares and has sole voting and dispositive power over 46,750 Shares subject to currently exercisable options.

 (9) L. G. Thompson has sole voting and sole dispositive power over 196,250 Shares which includes 71,500 Shares he owns directly and 125,000 Shares subject to currently exercisable options. In addition, Mr. Thompson has shared voting power with respect to 36,000 Shares.

    Certain of the persons listed in the table above are parties to the Tender Agreement, which is summarized under Item 2 of the Statement of which this Information Statement is Annex B, relating to Shares owned by each such person, as set forth below:

                                                                   NUMBER OF SHARES
                                               NUMBER OF SHARES   AVAILABLE PURSUANT
                                                    OWNED            TO OPTIONS*
                                               ----------------   ------------------
George H. Bodeen.............................        75,750              16,500
The Delaware Charter Guarantee
  Trust Company f/b/o George H. Bodeen
  IRA Rollover...............................         5,000                   0
Nancy and George Bodeen
  Family Foundation..........................        52,175                   0
Nancy L. Bodeen..............................       336,496                   0
Nancy L. Bodeen Trust........................        56,705                   0
Ronald Byrd and Susan L. Byrd................       246,926                   0
Susan L. Byrd................................        19,590                   0
Leroy A. Lindberg Trust for Nancy L.
  Bodeen.....................................        47,634                   0
Leroy A. Lindberg Trust for Susan L. Byrd....        27,600                   0
Stephen S. Penley............................             0              64,000
Stephen S. Penley and Janet P. Penley........        22,115                   0
Leo G. Thompson..............................        71,500             162,500
Leo G. Thompson and Annette M. Thompson......        36,000                   0
                                                   --------            --------
  Total......................................       997,491             243,000
                                                   ========            ========

------------------------

* Includes all Shares for which options are held regardless of whether options are currently exercisable or exercisable within 60 days.

                               BOARD OF DIRECTORS

    The Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Biographical information on each director, including his or her age, follows:

          NAME (AGE);
          YEAR FIRST                            PRINCIPAL OCCUPATION FOR LAST
       ELECTED DIRECTOR                  FIVE YEARS AND PUBLIC COMPANY DIRECTORSHIPS
-------------------------------  ------------------------------------------------------------
                                 TERM EXPIRING IN 2001

Dr. R. F. Decker (70) .........  Chairman since December 1988 of Thixomat, Inc. (a general
  1987                           partnership formed to promote and commercialize
                                 Thixomolding-TM- technology and in which the Company has a minority investment)(1). Chairman from December 1988 to
                                 December 1998 of University Science Partners, Inc. (a now
                                 dissolved general partnership that funded, developed and
                                 commercialized university and national laboratory
                                 technology). Also a director of Special Metals Corporation.

R. A. Jean (58) ...............  Corporate Vice President since August 1999 of AMSTED
  1995                           Industries Incorporated (a manufacturer of railroad,
                                 construction and building products). President from April
                                 1997 to August 1999, Chief Executive Officer from February
                                 1999 to August 1999, Chief Operating Officer from February
                                 1993 to January 1999 and Executive Vice President from
                                 February 1993 to May 1997 of Varlen Corporation.

                                 TERM EXPIRING IN 2002

G. H. Bodeen (76) .............  Chairman of the Board of the Company since December 1980.
  1960                           Chief Executive Officer from April 1965 to December 1990.

J. T. Schanck (69) ............  Former Vice Chairman from September 1986 to December 1988 of
  1960                           Illinois Tool Works Inc. (producer of specialty engineered products and systems).

                                 TERM EXPIRING IN 2003

W. R. Reum (58) ...............  Former Chairman from April 1991 to February 1999 and Chief
  1999                           Executive Officer from January 1991 to February 1999 of The
                                 Interlake Corporation (designer, manufacturer and
                                 distributor of automotive, aerospace and material handling products). Also a director of AMSTED Industries
                                 Incorporated.

L. G. Thompson (60) ...........  President and Chief Executive Officer of the Company since
  1987                           January 1991.

------------------------

(1) Dr. Decker and the Company each owns a 17% interest in Thixomat, Inc.

FUNCTIONING OF THE BOARD AND COMMITTEES

    The Company's Board of Directors has an executive compensation committee and an audit committee.

    Members of the executive compensation committee are J. T. Schanck (chairman), G. H. Bodeen and R. F. Decker. The committee reviews the performance of the Company's Chief Executive Officer, makes recommendations to the full Board with respect to salary policy and compensation of officers and administers the 1991 Stock Option Plan for Key Employees. The committee also performs the function of a nominating committee, reviewing and making recommendations to the full Board with respect to candidates for membership on the Board and the qualifications and responsibilities of members of the Board. The committee will consider persons brought to its attention by officers, directors and stockholders. Proposals for nominees may be submitted to the committee at the address shown on page B-1 above, attention of the Secretary. During 1999, the committee met twice.

    Members of the audit committee are R. A. Jean (chairman), R. F. Decker, and
W. R. Reum, each of whom is an independent director. Among its responsibilities, the committee reviews (i) audit procedures and the scope of examination by the Company's independent public accountants, (ii) results of the annual audit by the Company's independent public accountants, and (iii) internal audit procedures. It also recommends to the full Board annually the independent public accountants. During 1999, the committee met once.

    The Board met on seven occasions during 1999. In 1999, all incumbent directors attended at least 75% of the meetings of the Board and of the Board committees on which they served.

COMPENSATION OF DIRECTORS

    Directors who are officers or employees of the Company do not receive any compensation for serving on the Board. All directors are reimbursed for out-of-pocket expenses incurred by them in connection with their travel to and attendance at meetings of the Board of Directors or its committees.

    Compensation of non-employee directors consists of an annual retainer fee of $20,000 and a fee of $1,000 for each Board or committee meeting attended. In addition, each committee chairman receives $2,000 per year. Under the Company's 1991 Stock Option Plan for Directors, each non-employee director is granted, upon becoming a director, options to purchase 9,000 shares of the Company's common stock, exercisable in equal installments on each of the first, second and third anniversaries of the grant. The Company has, in the past, granted additional options to purchase 7,500 shares of the Company's common stock to each non-employee director who had served three years on the Board. These additional options are exercisable in three equal installments on each of the first, second and third anniversaries of the grant. The exercise price for Shares granted under the plan is their fair market value at the time of grant. Upon his election to the Board in 1999, W. R. Reum received a grant of an option to purchase 9,000 Shares of Common Stock at an exercise price of $11.25 per share.

    In addition to his consulting fee described in the next paragraph and the non-employee director fee described in the preceding paragraph, Mr. Bodeen received a fee of $37,500 as Chairman of the Board in 1999.

    Mr. Bodeen retired as an employee of the Company effective January 1, 1991 and entered into an agreement to provide consulting services to the Company. In consideration for the consulting services, Mr. Bodeen receives annual compensation of $100,000 until December 31, 2000, and certain perquisites consistent with the position. The agreement prohibits Mr. Bodeen from competing with the Company during the term of the agreement.

    In addition to his fees as a Director, Chairman of the Board and consultant described above, Mr. Bodeen receives until December 31, 2000 annual retirement benefits of $91,017 under the Company's Supplemental Retirement Benefits Plan.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires the Company's executive officers and directors, and persons who are holders of more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the Commission and the Nasdaq, and to furnish the Company with copies of these forms. Based on its review of the copies of Forms 3, 4, and 5 submitted to the Company, the Company believes that all the executive officers, directors, and persons who hold more than ten percent of the Common Stock of the Company complied with all filing requirements imposed by
Section 16(a) of the Exchange Act during 1999.

                             EXECUTIVE COMPENSATION

COMPENSATION OVERVIEW

    The Company compensates its executive officers at competitive levels while at the same time structuring that compensation in a manner that links executive compensation to the performance of the Company. The following table sets forth information regarding the compensation of the Company's Chief Executive Officer and the Company's other executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL COMPENSATION        SECURITIES
                                                                    -----------------------      UNDERLYING
                                                                     SALARY         BONUS          OPTIONS
          NAME AND PRINCIPAL POSITION                   YEAR          ($)          ($)(1)          (#)(2)
          ---------------------------                 --------      --------      ---------      -----------
L. G. Thompson..................................        1999        350,016             --             --
  President and Chief                                   1998        300,000        300,000         60,000
  Executive Officer                                     1997        283,344        181,500         25,000

S. S. Penley....................................        1999        170,000         10,000             --
  Executive Vice President and                          1998        155,000        133,500         27,000
  Chief Financial Officer                               1997        149,667         48,625         10,000

M. W. Nelson....................................        1999        163,000         29,750             --
  Senior Group Vice President                           1998        155,000         70,950         13,500
                                                        1997        149,667         55,825         10,000

P. J. McCarren..................................        1999        145,000          8,000             --
  Group Vice President                                  1998        135,000         67,500          9,000
                                                        1997        115,167         38,975          2,000

------------------------

(1) Cash bonuses.

(2) Options were granted for a term of ten years, subject to earlier termination in certain events related to termination of employment. Options become exercisable in four equal annual installments commencing on the first anniversary of the grant. The exercise price for Shares granted under such options is their fair market value at the time of grant.

    The Company did not grant any options to its executive officers in 1999.

    The following table sets forth the aggregate gross value realized of options exercised (market price on date of exercise less exercise price) by executive officers during the fiscal year ended December 31, 1999 and the year-end value of unexercised options held by the executive officers on December 31, 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                   SHARES                  UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                 ACQUIRED ON                 OPTIONS AT 12/31/99             AT 12/31/99
                                  EXERCISE      VALUE     -------------------------   -------------------------
NAME                                 (#)       REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                             -----------   --------   -------------------------   -------------------------
L. G. Thompson.................     16,000     $83,750           98,750/43,750               $29,000/$--
S. S. Penley...................         --          --           35,000/19,000                13,125/ --
M. W. Nelson...................         --          --           45,375/11,125                41,500/ --
P. J. McCarren.................      2,000      10,500           11,400/ 6,000                 4,625/ --

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

    In 1999, the Company entered into employment agreements with L. G. Thompson and S. S. Penley which provide for the payment of compensation and benefits in the event of termination following a change in control of the Company. Each executive whose employment is terminated following a change in control will receive compensation pursuant to the agreement only if the termination was by the Company without cause or by the executive for good reason (which includes the termination by the executive for any reason during the 30-day period following the first anniversary of a change in control). Once effective, the agreements provide, in addition to unpaid ordinary compensation and benefits, a lump sum cash payment equal to the executive's annual compensation times 3.0 with respect to L. G. Thompson and 2.5 with respect to S. S. Penley.

    In September 2000, the Board approved severance agreements for several executives, pursuant to which M. W. Nelson would receive one year's salary and medical benefits if his employment is terminated within one year after a change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the executive compensation committee are J. T. Schanck (chairman), G. H. Bodeen and R. F. Decker. G. H. Bodeen currently holds the office of Chairman of the Company, and was, until January 1, 1991, the Chief Executive Officer of the Company.

                    EXECUTIVE COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

    Decisions on compensation of the Company's officers are made by the three-member executive compensation committee of the Board. Each member of the executive compensation committee is a non-employee director. The committee establishes the compensation of L. G. Thompson, Chief Executive Officer, based on its evaluation of Mr. Thompson's performance. It establishes the compensation of the other officers of the Company in consultation with Mr. Thompson. All decisions by the executive compensation committee relating to the compensation of all the Company's officers are reviewed by the full Board. Set forth below is the report submitted by Messrs. Schanck, Bodeen and Decker in their capacity as the Board's executive compensation committee.

COMPENSATION POLICIES FOR EXECUTIVE OFFICERS

    The executive compensation committee's executive compensation policies are designed to provide competitive levels of compensation that integrate with the Company's annual and long-term performance goals, reward above-average corporate performance, recognize individual initiative and achievements and assist the Company in attracting and retaining qualified executives.

    The executive compensation committee also endorses the position that stock ownership by management and stock-based performance compensation arrangements help align management's and stockholders' interests in enhancing stockholder value. The committee has recommended that incentive pay tied to objective performance of the Company and stock-based incentives should be significant elements of the compensation for the executive officers.

    Section 162(m) of the Internal Revenue Code of 1986, as amended, which limits the deduction for federal income tax purposes of certain compensation paid by any publicly held corporation to its chief executive officer and its four other highest compensated officers to $1 million per each such executive, is not relevant at the current levels of compensation of the Company's executive officers.

RELATIONSHIP OF PERFORMANCE UNDER COMPENSATION PLANS

    The primary measure of performance utilized under the Company's compensation plans each year is targeted versus actual annual net earnings for the Company as a whole. Business unit earnings performance criteria accounted for the rest in the case of Messrs. Nelson and McCarren. Annual operating targets utilized for purposes of evaluating annual bonuses are developed by the Company's senior officers, including Mr. Thompson. They are subsequently approved by the Board of Directors. In the event that the minimum threshold level of targeted net earnings is not attained, no cash bonus is paid based on this criteria. In 1999, the executive compensation committee awarded a cash bonus to Mr. Nelson based on earnings performance objectives approved by the Board and, in the case of Messrs. Thompson, Penley and McCarren, based on certain non-quantitative factors. Mr. Thompson declined the bonus awarded to him.

OTHER COMPENSATION PLANS

    At various times in the past, the Company has adopted certain broad-based employee benefit plans in which executive officers have been permitted to participate and has adopted certain retirement, life and health insurance plans. In addition, the Board of Directors has approved a Supplemental Pension Plan (the "Supplemental Plan"). Under the Supplemental Plan, benefits are payable to participants to the extent such benefits exceed the maximum benefits payable under the Lindberg Corporation Pension Plan (the "Pension Plan") (by federal law, deductibility of benefits is limited to those based on maximum annual covered compensation of $150,000 per individual). Benefits under these plans are not directly or indirectly tied to Company performance. Messrs. Thompson, Penley and Nelson are participants in the Supplemental Plan. (See also "Pension and Retirement Plans.")

CEO COMPENSATION

    The executive compensation committee establishes the annual base salary of the Chief Executive Officer. In setting the base salary of the Chief Executive Officer, the committee considers a number of factors, including competitive compensation data, the individual's experience, responsibility and job performance. The committee considers the same factors in establishing the Chief Executive Officer's incentive pay.

    Mr. Thompson has been Chief Executive Officer since January 1, 1991. His compensation consists of annual base salary ($350,000 for 1999), incentive cash awards and stock option grants.

                                          EXECUTIVE COMPENSATION COMMITTEE
                                          J. T. Schanck (Chairman)
                                          G. H. Bodeen
                                          R. F. Decker

PENSION AND RETIREMENT PLANS

    The executive officers of the Company are covered by the Pension Plan. The Pension Plan provides retirement benefits for participating employees which are calculated with reference to years of service and final average monthly compensation (salary and bonus). In addition, Messrs. Thompson, Penley and Nelson are participants in the Supplemental Plan. The following table shows estimated annual benefits payable upon retirement under the Pension Plan and the Supplemental Plan to employees with the indicated years of service and final average annual compensation. The estimated annual benefits are based on the assumption that both plans will continue in effect and that the participant retires at age 62. If the executive's retirement begins before his reaching age 62, benefits under the Supplemental Plan are reduced by .3% for each month that the payment precedes his 62nd birthday. Benefits are not subject to reduction for Social Security benefits. The vesting period for the Supplemental Plan is ten years and, at December 31, 1999, the credited years of service under the Supplemental Plan for Messrs. Thompson, Penley and Nelson were 12, 12 and 16, respectively. Currently, they are the only participants in the Supplemental Plan. See "Executive Compensation Committee Report on Executive Compensation--Other Compensation Plans."

                                                   YEARS OF SERVICE
FINAL AVERAGE              ----------------------------------------------------------------
COMPENSATION                  10            15            20            25            30
-------------              --------      --------      --------      --------      --------
$150,000                   $ 50,100      $ 75,150      $ 75,150      $ 75,150      $ 75,150
 200,000                     66,800       100,200       100,200       100,200       100,200
 250,000                     83,500       125,250       125,250       125,250       125,250
 300,000                    100,200       150,300       150,300       150,300       150,300
 350,000                    116,900       175,350       175,350       175,350       175,350
 400,000                    133,600       200,400       200,400       200,400       200,400
 450,000                    150,300       225,450       225,450       225,450       225,450
 500,000                    167,000       250,500       250,500       250,500       250,500

DEFINED CONTRIBUTION PLANS

    All of the executive officers are eligible to participate in one of the Company's 401(k) defined contribution plans. Under these plans, the Company matches 50% of the participant's contributions up to 4% of compensation.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

    The chart below sets forth a comparison of the Company's annual stockholder return with the annual stockholder return of (i) the Wilshire Next 1750 Universe index (an index of the stocks of 1,750 companies ranked 751 to 2,500 by market capitalization in the Wilshire 5000 Total Market Index), and (ii) a peer group of publicly-traded companies that are similar in size and produce products and perform services similar to those of the Company. The companies in the peer group are Ampco-Pittsburgh Corporation, Steel Technologies Inc. and
Fansteel Inc., and each company's contribution to the peer group's total value is weighted based on that company's market capitalization. The chart is based on an investment of $100 on December 30, 1994, and assumes that all dividends were reinvested. The chart is not an indicator of the future performance of the Company. Thus, it should not be used to predict the future performance of the Company's stock. The chart and related data were furnished by Wilshire Associates, a Santa Monica, California-based financial and investment firm.

                       FIVE-YEAR CUMULATIVE TOTAL RETURNS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             LIND-       PEER GROUP-     WILSHIRE
             BERG
          Corporation  Metal Processors  Next 1750
12/30/94         $100              $100       $100
12/29/95         $112               $87       $130
12/31/96         $171              $108       $151
12/31/97         $265              $134       $187
12/31/98         $164               $80       $188
12/31/99         $144              $104       $236

Total returns assume dividends reinvested on ex-date.

                                                     12/30/94   12/29/95   12/31/96   12/31/97   12/31/98   12/31/99
                                                     --------   --------   --------   --------   --------   --------
Lindberg Corporation...............................    $100       $112       $171       $265       $164       $144
Peer Group--Metal Processors.......................    $100       $ 87       $108       $134       $ 80       $104
Wilshire Next 1750.................................    $100       $130       $151       $187       $188       $236